PE
4-30-02

02027970

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2002

Toyota Motor Corporation
(Translation of Registrant's Name Into English)

1, Toyota-cho, Toyota City,
Aichi Prefecture 471-8571,
Japan
(Address of Principal Executive Offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F X Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _ No X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

Materials Contained in this Report:

1. English translation of an Extraordinary Report, filed with the Director-General of the Kanto Local Finance Bureau on April 8, 2002, concerning the establishment by Toyota Motor Corporation (the "Company") of a Europe-based holding company, Toyota Motor Europe S.A./N.V., to coordinate the Company's European manufacturing and sales activities.

2. English translation of a Notice Concerning Amendments to the Business Performance Projections of Hino Motors, Ltd ("Hino"), filed with the Tokyo Stock Exchange by the Company and Hino on April 22, 2002, amending projections disclosed in Hino's November 20, 2001 interim financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Toyota Motor Corporation

Date: April 30, 2002

By: ______________________

Name: Takanori Matsuo

Title: General Manager, Accounting Division

I

(TRANSLATION)

EXTRAORDINARY REPORT

TOYOTA MOTOR CORPORATION
(363003)

(TRANSLATION)

EXTRAORDINARY REPORT

To: Director-General of Kanto Local Finance Bureau

Submitted on April 8, 2002

Corporate Name:	*Toyota Jidosha Kabushiki-kaisha*
English Name:	TOYOTA MOTOR CORPORATION
Name and Title of Representative:	Fujio Cho President

Location of head office: 1 Toyota-cho, Toyota City, Aichi Prefecture
Telephone Number: (0565)28-2121

Name of Person to Contact: Hiroshi Kajikawa, General Manager, Financial Reporting Department, Accounting Division

Nearest Place to Contact: 4-18, Koraku 1-chome, Bunkyo-ku, Tokyo
Telephone Number: (03)3817-7111

Name of Person to Contact: Hideyuki Hamada, General Manager, Financial & Accounting Department, Tokyo General Administration Division

Places at which copies of this Extraordinary Report are made available for public inspection

Name	Address
Tokyo Stock Exchange, Inc.	2-1, Nihonbashi Kabuto-cho, Chuo-ku, Tokyo
Nagoya Stock Exchange, Inc.	3-17, Sakae 3-chome, Naka-ku, Nagoya
Osaka Securities Exchange Co., Ltd.	8-10, Kitahama 1-chome, Chuo-ku, Osaka
Fukuoka Stock Exchange	14-2, Tenjin 2-chome, Chuo-ku, Fukuoka
Sapporo Securities Exchange	14-1, Minamiichijo-nishi 5-chome, Chuo-ku, Sapporo

(This report in Japanese consists of 2 pages including the cover page.)

1. Reason for Filing

As Toyota Motor Europe S.A./N.V. became a specified subsidiary corporation of Toyota Motor Corporation ("TMC"), we hereby file this report under the provision of Article 24-5, Paragraph 4 of the Securities and Exchange Law and Article 19, Paragraph 1 and Paragraph 2, Item 3 of the Cabinet Office Ordinance Concerning Disclosure of Affairs, Etc. of Corporations

2. Contents of the Report

(1) Outline of the specified subsidiary corporation

Company name:	Toyota Motor Europe S.A./N.V.
Address:	Avenue du Bourget 60 Bourgetlaan 60 B-1140 Brussels (Belgium)
Representative:	Shuhei Toyoda
Share capital:	1,387,498,700 Euros
Kind of business:	Holding company for Toyota Motor Europe Manufacturing S.A./N.V and Toyota Motor Europe Marketing & Engineering S.A./N.V., which conducts public affairs activities in Europe.

(2) The number of voting rights in such specified subsidiary corporation held by TMC and TMC's holding ratio against the total number of the voting rights before the change.

0 (0%)

(3) The number of voting rights in such specified subsidiary corporation held by TMC and TMC's holding ratio against the total number of the voting rights after the change.

13,874,987 (100%),

(4) Reason of change

Due to the establishment of Toyota Motor Europe S.A./N.V.

(5) Date of change

April 1, 2002

II

[Translation]

To Whom It May Concern:

Filed on April 22, 2002
Company Name: Hino Motors, Ltd.
Name and Title of Representative:
Tadaaki Jagawa, President
Code Number: 7205
Securities exchanges throughout Japan
Name and Title of Contact Person:
Toshihisa Sakaki
General Manager, Public Relations Department,
Corporate Planning Division
Telephone Number: 03-5419-9320
Our Parent Company: Toyota Motor Corporation
Name and Title of Representative:
Fujio Cho, President
Code Number: 7203
Securities exchanges throughout Japan

Notice Concerning Amendments to the Business Performance Projections (Consolidated)

Based on the movements of our recent business performance, we hereby make amendments to the business performance projections disclosed upon the announcement of the financial statements on November 20, 2001 as follows:

1. Amendments to the prospective figures of consolidated business performance of the Fiscal Year 2002 ending March 31, 2002 (from April 1, 2001 to March 31, 2002)

(In millions of yen, %)

	Net sales	Ordinary income	Net income
Previous projections (A) (Announced on November 20, 2001)	760,000	7,400	13,000
New projections (B)	759,000	4,500	8,000
Amount changed (B - A)	(1,000)	(2,900)	(5,000)
% of change	(0.1%)	(39.2%)	(38.5%)
Actual performance from April 1, 2000 to March 31, 2001 (FY2001)	703,998	3,056	(13,301)

2. Reasons for the Amendments

The prospective figures of the consolidated business performance of the Fiscal Year 2002 were announced in November 2001. However, the new projection of net sales is expected to decrease by 0.1% compared with the previous projection due to the lower-than-expected domestic sales of trucks and buses, notwithstanding the increase in vehicles produced on commission for Toyota Motor Corporation.

Due to the decrease in the expected earnings of the consolidated subsidiaries (mainly the sales companies) and for other reasons, prospective figures of ordinary income and net income are expected to fall below the previously announced prospective figures as shown above.